NO ACT

PE
12-14-15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

16004246

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 23 2016

Washington, DC 20549

February 23, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public Availability: 2-23-16

Re: General Electric Company
Incoming letter dated December 14, 2015

Dear Mr. Mueller:

This is in response to your letters dated December 14, 2015 and January 15, 2016 concerning the shareholder proposal submitted to GE by James Jensen. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: James Jensen
FISMA & OMB MEMORANDUM M-07-16

February 23, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2015

The proposal urges the board to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(2). In our view, the image is not the type of information that users must be able to search and/or download. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the image is materially false or misleading. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of James Jensen
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 14, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from James Jensen (the "Proponent"). The No-Action Request asked that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). In addition, on December 15, 2015, we submitted another letter relating to both a shareowner proposal of Martin Harangozo (the "Harangozo No-Action Request") and the Proposal, whereby we requested that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(4).

To facilitate review of our requests to exclude the Proposal, we are filing this consolidated no-action request that includes all of our grounds for exclusion of the Proposal. This letter does not raise new arguments but consolidates those arguments that were already contained in the No-Action Request and the Harangozo No-Action Request.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy requiring that a portion of future stock option grants to senior executives be "performance-based" as described in the Proposal. In addition to the narrative portion of the Proposal, the Proposal contains a full-page "image" consisting of a graph with no labels or units on its axes (the "Image"). In the cover letter to the Proposal, the Proponent stated, "Please include the enclosed shareholder proposal *and image* for voting" (emphasis added).

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company via email, which the Company received on November 9, 2015. *See* Exhibit A. The Proposal contained the Image. Accordingly, we sent a deficiency notice on behalf of the Company via overnight mail to the Proponent notifying him of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice," attached as Exhibit B). With respect to the Image, the Deficiency Notice stated as follows:

> Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and a supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and

> does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The Deficiency Notice was mailed on November 13, 2015, which was within 14 calendar days of the Company's receipt of the Proposal. Tracking information confirms that the Deficiency Notice was delivered to the Proponent on November 16, 2015. *See* Exhibit C.

The 14-day period to respond to the Deficiency Notice expired on November 30, 2015. As of the date of this letter, the Company has not received any other correspondence from the Proponent addressing the deficiency.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials:

- pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation and the Proponent failed to correct this deficiency after proper notice;
- pursuant to Rule 14a-8(i)(2) because the Proposal would cause the Company to violate Rule 304(e) of Regulation S-T;
- pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- pursuant to Rule 14a-8(i)(4) because the Proposal is an attempt by Mr. Martin Harangozo to manipulate and abuse the shareowner proposal process to achieve personal ends that are not in the common interest of the Company's shareowners

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Violates The 500-Word Limitation And The Proponent Failed To Correct This Deficiency After Proper Notice.

A. Rule 14a-8(d) Authorizes Shareowner Proposals And Supporting Statements Subject To An Aggregate Limitation Of 500 Words.

Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement" for purposes of the 500-word limitation. *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14"). On numerous occasions the Staff has concurred that a company may exclude a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal violated the 500-word limitation. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words); *see also Danaher Corp.* (avail. Jan. 19, 2010); *Pool Corp.* (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail. July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal exceeded the 500-word limitation).

The history of Rule 14a-8 reveals the SEC's intent that shareowner proposals and supporting statements allow for shareowner proponents to express their views in a company's proxy materials only within reasonable parameters and subject to reasonable limitations. Shareowner proponents have in the past attempted to circumvent the word-limit constraint. In 1971, at a time when the Rule's word limit applied only to a proponent's supporting statements but not to the proposal itself, the SEC amended the rule to clarify that "any statements in the text of a proposed resolution which are in effect arguments in support of the proposal are to be considered a part of the supporting statement and subject to the 200-word limitation," noting that shareowners would often "include a preamble or series of 'whereases' which ... appear to be an attempt to circumvent" the word limit. *See* SEC Release No. 34-9432 (avail. Dec. 1971). In 1983, the SEC amended Rule 14a-8 to apply an overall 500-word limit applicable to both the shareowner proposal and supporting statement. *See* SEC Release No. 34-30091 (avail. Aug. 1983) ("A proposal and its supporting statement in the aggregate shall not exceed 500 words.") This aggregation was not intended to increase the number of words available to proponents with respect to their proposals. *See* SEC Release No. 34-19135, page 10 (avail. Oct. 1982).

B. Rule 14a-8 Does Not Permit The Inclusion of Images In Shareowner Proposals Or Supporting Statements.

Rule 14a-8(d) states that "[t]he proposal, including any accompanying supporting statement, may not exceed 500 words." Rule 14a-8 grants specific and limited rights to shareowners to include a proposal and supporting statement in a company's proxy statement. Absent Rule 14a-8, the Company's shareowners would have no right to include their proposals or supporting statements in the Company's proxy statements.

Rule 14a-8 authorizes shareowner proposals and supporting statements that are limited to 500 words in the aggregate, and does not authorize shareowners to include images. Allowing shareowners to include images would permit shareowners to circumvent the purpose of the 500-word limitation by, for example, submitting innumerable graphs and images that the proponent believed relevant to its views. In fact, the Company this year received four shareowner proposals that included images, one of which consisted of a color photograph and another "image" which consisted of four graphs and numerous emojis.[1]

We are aware that in *Ferrofluidics Corp.* (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that Rule 14a-8 "only imposes a limitation on the number of words, and provides no basis for equating graphic presentations to words." We respectfully believe that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14a-8(d). As discussed above, Rule 14a-8 is an authorizing provision; absent its express terms, shareowners have no right to include any disclosure in the Company's proxy statement. Therefore, we respectfully believe that the proper inquiry should not be whether Rule 14a-8 imposes a limitation on a shareowner's ability to include an image in a company's proxy statement; it should instead have focused on whether Rule 14a-8 authorizes inclusion of an image in a company's proxy statement.

Moreover, the Staff's holdings in subsequent no-action letters directly contradict the Staff's statements in *Ferrofluidics*. Contrary to the Staff's statement in *Ferrofluidics*, in more recent no-action letters the Staff has not viewed graphs and images as unregulated under Rule 14a-8. For example, in *Aetna Life & Casualty Co.* (avail. Jan. 18, 1995), the Staff concurred in the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the proponent attempted to circumvent the 500-word limit by using charts and graphs. *See also American Express Co.* (avail. Jan. 18, 1995) (concurring with the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the company argued that the proponent's initial "proposal and supporting statement well exceed the 500-word limit: the proposal and support consists of over 4 pages of single spaced charts and verbiage") and *General Electric Company* (avail. Dec. 9, 2014) (concurring with the exclusion of a proposal under Rule 14a-8(d) where the proponent's proposal exceeded 500 words including words, numbers and symbols on an accompanying graph). Thus, other than *Ferrofluidics*, we are not aware of

[1] *See* No-action requests submitted with respect to shareowner proposals submitted in the name of (i) Tim Roberts (originally submitted with a referenced "image" of a burning building), (ii) Martin Harangozo (originally submitted with a referenced "image" consisting of numerous graphs, emojis and text), and (iii) Robert Fredrich (originally submitted with a graph).

any shareowner proposal that contains a graphic or image and has not been properly excluded pursuant to Rule 14a-8.

Here, the Proponent has presented a test case as to whether shareowners may circumvent Rule 14a-8(d) by submitting the Image for inclusion in the Company's proxy statement. Nevertheless, because (1) 14a-8(d) allows only for the inclusion of words and does not authorize the inclusion of images in shareowner proposals and supporting statements and (2) the Proposal contains the Image, which was not removed within 14 days after receipt of the Deficiency Notice in accordance with Rule 14a-8(f)(1), the Proposal is properly excludable under 14a-8(d).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because It Would Cause The Company To Violate Rule 304(e) Of Regulation S-T Under The Federal Securities Laws.

Rule 14a-8(i)(2) permits a company to exclude a shareowner proposal if implementation of the proposal would "cause the company to violate any state, federal or foreign law to which it is subject." On a number of occasions the Staff has concurred that a company may exclude a shareowner proposal under Rule 14a-8(i)(2) because the proposal violated the federal securities laws. *See, e.g., Gannett Co. Inc.* (avail. Feb. 22, 2012) (permitting the exclusion of a proposal under Rule 14a-8(i)(2) where the company argued that implementation of the proposal would cause the company to violate the federal securities laws); *Alaska Air Group Inc.* (avail. Mar. 11, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(2) where the company argued that implementation of the proposal would cause the company to violate the anti-waiver provision of Section 29 of the Exchange Act).

Per the Proponent's instructions, the Proposal includes the Image, which if included would violate Rule 304(e) of Regulation S-T. Thus, if notwithstanding the limitation under Rule 14a-8(d) that authorizes shareowners to include a proposal and supporting statement that "may not exceed 500 words," the Staff determines that the Company would be required to include the Image in its proxy statement, per the Proponent's instructions and submission, then the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2) because the Proposal would cause the Company to violate its obligations under Rule 304(e) of Regulation S-T.

Rule 304(e) of Regulation S-T specifies that "filers may not present in a graphic or image file information such as text or tables that users must be able to search and/or download...." In its Compliance and Disclosure Interpretation on Regulation S-T, Question 118.01, posted January 23, 2015, the Staff stated that this requirement applies to "all information that the filer is *required* to include in the particular filing" (emphasis added). Thus, if the Company is required to include a shareowner's graphic or image file in its proxy statement pursuant to Rule 14a-8, "users must be able to search and/or download [that information] into spreadsheet form." Further, the Staff noted that "with regard to required disclosures, a filer may present required information using graphics that are not text-searchable and still comply with Rule 304(e) if the filer also presents the same information as searchable text or in a searchable table within the filing."

The Image contains a graph that conveys numeric information to the Company's shareowners, but the Image is not text searchable and the Proposal does not present the same information contained within the Image as searchable text or in a searchable table. Accordingly, including the Image and the Proposal in the Company's Schedule 14A filing would cause the Company to violate Rule 304(e) of Regulation S-T. Therefore, the Proposal may be properly excluded from the Company's 2016 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. The Proposal Relies Upon a Vague and Indefinite Standard.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareowners voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareowner proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareowners voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (avail. Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (avail. Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"). Similarly, the Staff has concurred, on numerous occasions, that a shareowner proposal was sufficiently misleading so as to justify its exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareowners voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Of particular note, the Staff has concurred in the exclusion of proposals requesting specific changes to executive compensation programs, when the operation of the requested changes is vague. *See PepsiCo, Inc. (Steiner)* (avail. Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and . . . as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (proposal requesting specified changes to senior executive compensation excludable because "in applying this particular proposal to GE, neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives").

Here, the Proposal specifies three elements of an executive compensation program that the Proposal requests the Board to implement:

- That "some portion of future stock option grants to senior executives shall be performance-based."
- That for purposes of implementing the requested program, "Performance-based stock options" are defined as "1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target."
- That "[t]he index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement."

The Proposal is vague and misleading because, in the context of "indexed options, whose exercise price is linked to an industry index," it is unclear what or how the Company would establish an index that is "set to achieve new ambitious performance goals," as required by the Proposal. While one part of the Proposal thus states that "performance-based stock options" mean options with an exercise price that is tied to an industry index, and thus is measured relative to the industry index so that the option is "in the money" only if the Company's stock price outperforms the industry index, the last part of the Proposal states that the index must be pegged to an "ambitious performance goal," and thus contemplates some criteria that must be achieved other than relative performance compared to an industry index. Similarly, the Proposal is vague and misleading in specifying that "market price" is "to be set to achieve new ambitious performance goals." This phrase is ambiguous because the Proposal defines a "performance-based stock option" to be one where the "exercise price" is set above the market price on the date of grant. Thus, it is unclear what the Proposal is referring to in the following sentence where it requires that "market price [be] set to achieve new ambitious performance goals."

As with the precedent cited above, the Proposal sets forth specific standards for "performance-based stock options" that would be required under the Proposal, but then has vague, ambiguous and conflicting descriptions of how those standards are to be satisfied. As with the proposals in *PepsiCo* and *Boeing*, shareowners and the Company would thus be unable to determine with any reasonable certainty exactly what actions or measures the proposal requires. Thus, the Proposal is excludable under Rule 14a-8(i)(3) because it relies upon a vague and indefinite standard.

B. The Image Referenced In The Proposal Is Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

In this regard, the Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that contain statements that are false or misleading. *See, e.g., Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

The Proposal contains false and misleading information in its accompanying Image. The Image, entitled "Approximate GE S and P 500 Comparison Since Immelt," purports to show relative performance of the Company's stock since Jeffrey R. Immelt became the Company's CEO. The Image is referenced in the text of the Proposal and supporting statement:

> More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image).

The Image does not contain any labels or units on its axes, and thus is quite ambiguous. Based on the title text of the Image, it is possible that the proponent is attempting to display a graph of the Company's stock price performance as compared with the price performance of the S&P 500 stock index, normalized to 100 as of the date Mr. Immelt was appointed as the Company's CEO and extending to the current date. However, given the lack of description, a shareowner would be unable to determine the intended period or intended meaning of the graph with any degree of certainty.

Even if, for the sake of argument, one assumed that the graph is intended to show the stock price performance of $100 invested in GE stock and in the S&P 500 for the term of Mr.

Immelt's service as CEO, the Image would nonetheless be materially false and misleading in violation of Rules 14a-8(i)(3) and 14a-9. Mr. Immelt became CEO of the Company on September 7, 2001, and the proponent submitted the Proposal on November 9, 2015, which we will assume is the business day after the end date depicted in the Image. Assuming this is what is intended to be presented by the Image, the Image indicates that a hypothetical investor who invested in the S&P 500 index for the duration of the assumed period would have realized a capital gain of approximately 73%, and an investor who instead invested in GE stock would have realized a capital loss of approximately 37% over the assumed period.

However, measuring the value of such investment on a total return basis, assuming dividend reinvestment (the same basis required for registrants to include stock price performance graphs in their periodic reports under Item 201(e) of Regulation S-K), GE would have delivered a positive return over the assumed period. *See* Exhibit D. Thus, the Image is materially false and misleading because it shows a negative return, whereas an investor in GE stock during the same period would have seen a positive return.

As such, the Proposal is excludable under Rule 14a-8(i)(3) because the lack of labels or units on the axes cause the graph in the Image to be so ambiguous as to be false and misleading, and even if such information is assumed using reasonable assumptions, the Image's data would nonetheless be materially false and misleading in violation of Rule 14a-9.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareowner proposal "if the company would lack the power or authority to implement the proposal." The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(6) of shareowner proposals that seek company action based on a reference to performance goals that are unduly vague. For example, in *Philip Morris Cos. Inc.* (avail. Feb. 25, 1998), the Staff considered a proposal that called for the company's board to "create a formula linking future executive compensation packages to compliance with federally-mandated decreases in teen smoking." The company argued in its no-action request that it lacked the power or authority to implement the proposal because, even though the company had entered into a memorandum of understanding with other companies to support the adoption of federal legislation that would incorporate features of the proposal, no federal legislation yet existed, and the goals provided by the memorandum of understanding were industry-wide goals and not intended to be company specific. In concurring that the proposal could be excluded under the predecessor to Rule 14a-8(i)(6), the Staff stated: "The staff notes in particular the Company's representation that the goals set forth in the proposed global settlement agreement are directed at the whole tobacco industry, not individual companies; it is therefore unclear what specific standards the Company would have to meet." *See also RJR Nabisco Holdings Corp.* (avail. Feb. 25, 1998) (concurring with the exclusion of a similar proposal because compensation would have to be tied to the achievement of industry-wide goals).

In this case, like in *Philip Morris* and *RJR Nabisco Holdings*, the Company lacks the power to implement the Proposal because of the vague nature of the Proposal. Specifically, there is no indication in the Proposal of what "ambitious performance goals" are to be met in the structuring and granting of executive stock options, and what "previous achievements" are to be "further advanced." It is beyond the Company's power to structure and grant stock options based on performance factors when such factors are never defined and no indication is given as to how such factors could or should be defined.

Because the factors that the Company is requested to assess are unknown, the Company lacks the power to implement the Proposal, and the Proposal is therefore excludable pursuant to Rule 14a-8(i)(6).

V. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Is An Attempt By Mr. Harangozo To Manipulate And Abuse the Shareowner Proposal Process To Achieve Personal Ends That Are Not In The Common Interest Of The Company's Shareowners.

A. Background On Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process. . . ." Exchange Act Release No. 19135 (Oct. 14, 1982). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal grievance or furthering a personal interest not shared by other shareowners is "a disservice to the interests of the issuer and its security holders at large."

Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) provides a means to exclude shareowner proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally worded proposals "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982). Consistent with this interpretation of Rule 14a-8(i)(4), the Staff on numerous occasions has concurred in the exclusion of a proposal that included a facially neutral resolution, but where the facts demonstrated that the proposal's true intent was to further a personal interest or redress a personal claim or grievance. For example, in *State Street Corp.* (avail. Jan. 5, 2007) the Staff agreed that the company could exclude under Rule 14a-8(i)(4) a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman when brought by a former employee after that employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO. *See also, MGM Mirage* (avail. Mar. 19, 2001) (concurring in the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *International Business Machines Corp.* (Soehnlein) (avail. Jan. 31, 1995) (concurring in the exclusion of a proposal to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); *International Business Machines Corp.* (Ludington) (avail. Jan. 31, 1994) (concurring with the exclusion under the predecessor to Rule 14a-8(i)(4) of a proposal that would have required the company to provide shareowners with a list of all parties that receive corporate donations over $5,000 in any one fiscal year, where the proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration and the company established the proponent's true intent from his correspondence with the company).

As addressed below, although the Proposal was technically submitted by the Proponent and is phrased in terms that "might relate to matters which may be of general interest to all security holders," it is clear from the facts surrounding the submission of the Proposal and three other proposals submitted in coordination with the Proposal (collectively with the Proposal, the "Proposals") that Martin Harangozo ("Harangozo") is coordinating with other individuals, including the Proponent, in order to abuse the shareowner proposal process to assert Harangozo's personal grievance and advance Harangozo's personal objectives, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4).

B. Background On Harangozo's Manipulation And Abuse Of The Shareowner Proposal Process.

Harangozo was hired by the Company in 1990 and was employed in the Company's appliance parts sourcing division before separating from the Company in April 2011. Two days after his separation from employment, Harangozo filed a claim against the Company under the Company's alternative dispute resolution ("ADR") process,[2] asserting various allegations regarding his conduct while employed with the Company and seeking monetary and other relief. In August 2011, Harangozo petitioned for mediation of his claims through another level of the Company's dispute resolution program. In August 2012, Harangozo submitted a complaint against the Company, which Harangozo subsequently amended to add additional allegations and continued to assert allegations relating to the Company and his former supervisor (the "Supervisor") and to pursue claims against the Company through the ADR process.

Commencing in 2012, the Company received shareholder proposals from Harangozo, Timothy Roberts and Robert Fredrich. In 2013, 2014 and this year, the Company received proposals from Harangozo, Messrs. Roberts and Fredrich, and the Proponent (in addition, in 2013 the Company received a proposal from an individual named Neal Renn) (these individuals are referred to herein as the "Harangozo Proponents"). The proposals submitted by Harangozo and the Harangozo Proponents have addressed a variety of corporate governance or executive compensation topics. However, it is clear that Harangozo and the Harangozo Proponents have coordinated these submissions,[3] as they have rotated the

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[2] The Company does not take issue with Harangozo's use of the Company's alternative dispute resolution process, which the Company views as an appropriate forum for employees to raise any grievances.

[3] On November 5, 2015, Mr. Roberts emailed his 2015 proposal to the Company and on November 6, 2015, Mr. Roberts emailed Mr. Fredrich's 2015 proposal to the Company, stating in his email that "Robert Fredrich asked me to send this to you on his behalf." Last year, Mr. Roberts corresponded with the

(Cont'd on next page)

proposals among one another year-to-year (*i.e.*, one Harangozo Proponent submitting a proposal previously submitted by another Harangozo Proponent). For example, the proposal submitted by Harangozo in 2012 was subsequently submitted by the Proponent in 2013, the proposal submitted by Mr. Fredrich in 2012 was substantially similar to the proposals submitted by Mr. Roberts in 2013 and 2014, and the proposal submitted by Mr. Renn in 2013 is comparable to the proposals submitted by Mr. Fredrich in 2014 and 2015.

More significantly, the proposals submitted by Harangozo and the Harangozo Proponents, just as with the Proposals submitted this year, have served primarily as a platform to assert claims relating to the alleged treatment by the Company and by the Supervisor of an aggrieved unidentified employee, and to ensure that Harangozo is provided a platform to speak during the business portion of the Company's annual meetings. The table below demonstrates that their supporting statements, which refer to the concerns of "shareholders" to address what clearly are employment concerns, have consistently served to publicize and advance Harangozo's personal grievance. Copies of the Harangozo Proponents' proposals mentioned below, including those submitted in prior years, are attached to this letter as Exhibit F. Thus, through the shareowner proposal process, the Harangozo Proponents have publicly disclosed and addressed Harangozo's grievances regarding the Company and the Supervisor, as illustrated below. Notwithstanding the final conclusion of the ADR proceeding, the Proposals reflect Harangozo's ongoing campaign to harass the Company and further his personal interests in a different forum outside the ADR process.

(Cont'd from previous page)

Company and the Company's counsel on behalf of the Proponent, indicating in one of his emails to the Company and its counsel that "I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014." Copies of this correspondence are attached to this letter as Exhibit E. Additionally, the email submissions of the Proposals for inclusion in the Company's 2016 proxy statement indicate that all of the following materials were originally created and/or processed on the same computer:

- The "image" submitted by Mr. Fredrich;
- The "image" submitted by Harangozo;
- The "image" submitted by the Proponent;
- The "image" originally submitted by Mr. Roberts and subsequently deleted from his submission to the Company;
- Mr. Roberts' November 23, 2015 letter from Scottrade regarding his ownership of Company stock;
- Mr. Roberts' revised 2015 shareowner proposal; and
- Mr. Fredrich's 2015 shareowner proposal.

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
"November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss [the Supervisor] stated 'We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time.'" http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf'. "There are routine compromises in the 'spirit and letter commitment.'"	Robert Fredrich, 2013 and 2014 proposals
"During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company." "After careful and thoughtful review, some shareholders believe that [the Supervisor] used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the 'Spirit and Letter'."	Timothy Roberts, 2015 proposal
"Current economy pressures employees to falsify completed work pandering to the mood of the boss." "Clearly shareholders would not want [the Supervisor] . . . or subordinates they intimidated to 'lie for the boss'. . . ." "Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored."	Neal Renn, 2013 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
"[The Supervisor], 2010 Appliance Parts Sourcing boss presented angry facial expressions. [The Supervisor] stated he thought he . . . completed document retention." "[The Supervisor] led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease." "[The Supervisor] retaliated against the honorable employee."	
"While some health ahead encouragement exists at General Electric, the initiatives have been spotty. [GE Manager], appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe . . . [the Supervisor], 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight. An individual, who concurs with the General Electric classifications glanced at [the Supervisor] and corresponded that [the Supervisor] was very obese." "Some shareholders believe [the Supervisor] retaliated against those following the health commandments of [GE Manager]. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy. . . . If [the Supervisor] is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees."	Robert Fredrich, 2015 proposal
"The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis. . . . During the year 2011 a concern was raised regarding the accounting practices of [the Supervisor], General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company. Elements of the concern including the separation date of the employee	Timothy Roberts, 2015 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision." "Some shareholders found evidence, and believe that the retaliation efforts of [the Supervisor] included following his victim to a church, and falsely accusing the victim of threatening to kill him ([the Supervisor] [sic]). Some shareholders believe this last retaliation effort by [the Supervisor] was designed to interfere with the victims religious practices. . . . Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality."	
"August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test. General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns. (Case 3:08-CV-00082-JHM-DW Page ID# 1325)."	Roberts Fredrich, 2013 and 2014 proposals
"The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric	Timothy Roberts, 2015 proposal

Statements from Proposals and Supporting Statements of Harangozo Proponents	Source of Statement
Appliance Park (see image)."	

Based on the foregoing, the Harangozo Proponents' proposals show that Harangozo is primarily using the shareowner proposal process to provide a platform for continuing to press his personal, employment-related grievances with the Company and the Supervisor. It is clear from the facts surrounding the submission of the Proposals that Harangozo is acting in concert with the other Harangozo Proponents in order to abuse the shareowner proposal process to achieve Harangozo's personal ends, which are not in the common interest of the Company's shareowners, and accordingly, the Proposal should properly be excludable under Rule 14a-8(i)(4).

C. Discussion.

As noted above, Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. Here, each of the elements of Rule 14a-8(i)(4) is satisfied:

(1) a personal grievance exists in the disagreement that Harangozo has over his employment with the Company and the criticism he has leveled against the Supervisor, as evidenced by the discussion of his employment grievances in the proposals submitted through the Harangozo Proponents; and

(2) while Harangozo keeps his own statements in his proposal and the supporting statements neutral to provide himself a platform for speaking at the Company's annual meetings, the statements contained in the proposals submitted in 2015 through the Harangozo Proponents, with the exception of the Proposal submitted by the Proponent, specifically address Harangozo's personal grievance and are designed to ensure that his personal grievance likewise is before the Company's shareowners at the annual meeting.

For purposes of Rule 14a-8(i)(4), it does not matter if Harangozo is not identified by name in the proposals submitted through the Harangozo Proponents or their supporting statements. Nor should it matter that Harangozo's own proposal does not, on its face, address his personal grievance with the Company. As noted above, in Exchange Act Release No. 19135, the Commission stated that under the language now found in Rule 14a-8(i)(4), proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *See* Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for purposes of identifying the personal grievance to which the submission of the proposal relates. Here, one need not look far. As in past years, the Proposals reflect a coordinated effort to continue to assert allegations regarding Harangozo's conduct as an employee of the Company and his personal grievance with the Company and the Supervisor.

The Staff previously has concurred with the exclusion of proposals when the claim or grievance belonged to someone other than the proponent. In Burlington Northern Santa Fe Corp. (avail. Feb. 1, 2001), the company received six shareowner proposals, one from a former disgruntled employee and five from other individuals. The former employee, the driving force behind the submission of all six proposals, had a long-standing grievance against the company. In Burlington Northern Santa Fe, the company argued that all six proposals, although some were submitted by other nominal proponents, were designed to address the former employee's personal grievance against the company. The Staff concurred with exclusion of all six proposals under Rule 14a-8(i)(4), stating that the proposals "appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponents or further a personal interest, which benefit or interest is not shared with other security holders at large." Similarly, in NMR of America Inc. (avail. May 11, 1993), a husband and wife each submitted a shareowner proposal to the company, and in response to the company's arguments demonstrating that both proposals were in furtherance of claims made by the husband and his son against the company, the Staff concurred with the exclusion of both proposals under the predecessor to Rule 14a-8(i)(4).

Given that the Staff has concurred with exclusion of proposals when the claim or grievance belongs to someone other than the proponent, the circumstances surrounding the submission of the Proposals actually are quite similar to the circumstances surrounding the submission of the proposal considered in *General Electric Co.* (avail. Feb. 2, 2005). There the proponent also was a former employee of a business unit of the Company and also had initiated claims against the Company regarding her employment, which in that case had been concluded in the Company's favor. The proponent then submitted a shareowner proposal to the Company requesting that its CEO "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." On its face, the proposal and supporting statements did not refer to the proponent's grievance. However, the fact that the proposal was in furtherance of a personal grievance was clear from disclosures that were referenced in the proposal's supporting statement. Here, that fact is demonstrated by the coordinated presentation of Harangozo's grievance through the Proposals, as discussed above.

Similarly, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareowner proposal that appeared to seek a shareowner vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest among Pfizer's shareowners, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareowner proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for noncompliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

The Company is aware that the Staff has been unable to concur in the exclusion of proposals where the proposal, as the Commission stated in Exchange Act Release No. 20091 (Aug. 16, 1983), related "to an issue in which a proponent was personally committed or intellectually and emotionally interested," but which also was an issue of interest to security holders at large. The Proposal is distinguishable from those proposals in two critical respects. First, while Harangozo has retained neutral language in his own proposal, it is clear that this is being done so that he can ensure a platform for speaking at the Company's annual meetings while his specific grievance is aired through the proposals submitted by the Harangozo Proponents. Second, topics regarding Harangozo's personal grievance against the Company are the topics most consistently raised through the Harangozo Proponents, despite their proposals superficially mentioning general governance matters, and thus, the purpose of the Harangozo Proponents' proposals is to further Harangozo's personal ends, which clearly are not of interest to the Company's shareowners at large. Therefore, the context in which the Proposals should be viewed is distinguishable from instances where a former employee is instead a passionate advocate of an issue of interest to security holders at large.

Here, the Proposals collectively operate to advance Harangozo's personal grievance and enable Harangozo to continue to pursue his personal grievance through the shareowner proposal process and the Company's annual meeting. As such, the Company is of the view that the Proposal is part of Harangozo's attempt to manipulate and abuse the shareowner proposal process to achieve personal ends that are not in the common interest of the Company's shareowners. Even though Harangozo did not include references to his grievance in his own proposal, through the other Harangozo Proponents, including the Proponent, it is clear that Harangozo is abusing the shareowner proposal process by coordinated actions raising allegations "that are not necessarily in the common interest of the issuer's shareholders generally." Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Thus the Company is of the view that the Proposal is excludable under Rule 14a-8(i)(4).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(d), Rule 14a-8(f)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(6) and Rule 14a-8(i)(4).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
James Jensen

GIBSON DUNN

EXHIBIT A

Begin forwarded message:

From: ***FISMA & OMB MEMORANDUM M-07-16***
Date: November 9, 2015 at 5:29:45 PM EST
To: <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>
Subject: GE proposal

Mr. James Jensen,

FISMA & OMB MEMORANDUM M-07-16

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2016 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Sincerely,

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

Approximate GE S and P 500 Comparison Since Immelt



~173
100
~63
GE
S and P 500
Jensen Image

EXHIBIT B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 13, 2015

VIA OVERNIGHT MAIL

James Jensen

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Jensen:

I am writing on behalf of General Electric Company (the "Company"), which received on November 9, 2015 the shareowner proposal you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and any supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Brain Sandstrom

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

GIBSON DUNN

EXHIBIT C

Pages 42 through 43 redacted for the following reasons:
- -
FISMA & OMB MEMORANDUM M-07-16

GIBSON DUNN

EXHIBIT D

<u>**Bloomberg Total Return Analysis ("TRA")**</u>

GE Stock Price vs. S&P 500 for the period 9/10/2001 through 11/6/2015

Total Return, accounting for dividends:



1M 3M 6M YTD 1Y 2Y 3Y 5Y 10Y
General Electric Co
S&P 500 Index
S&P 500 Industrials Sector Index GICS Level 1
150
100
50
0
-50
01 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2
Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2015 Bloomberg Finance L.P.
SN 700417 EST GMT-5:00 H189-657-1 09-Dec-2015 13:51:22

Note: Prices are normalized to 0 as of 9/10/2001

<u>**Supporting Calculations to TRA**</u>

<u>Total Return ("TR")</u>

TR = [((1 + R(c)) * p(c)/P(o)) - 1] * 100
P(o) = security price (beginning)
P(c) = current price of security
P(i) = price on day i
D(i) = dividends on day i
R(c) = (1 + D(1)/P(1)) * (1 + D(2)/P(2)) *. . .*(1 + D(i)/P(i)) *. . . * (1 + D(n)/P(n)) - 1

Note: This equation represents the additional number of shares purchased in the period for each share at the beginning of the period, assuming dividends are reinvested through buying more shares of the security. Certain dividends that result in price adjustments in the Historical Price Table (HP) are treated as dividend reinvestments in the total return calculation in TRA.

Note: When a company completes a spinoff or in-specie spinoff corporate action, the performance of the spunoff shares/assets are not included in the total return calculation for the parent company. The total return calculation attempts to isolate the performance of the parent company shares in the analysis by adjusting its price and dividend history downward, using the spinoff adjustment factor when one exists.

EXHIBIT E

From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

From: ***FISMA & OMB MEMORANDUM M-07-16***
Date: November 20, 2014 at 12:04:53 PM EST
To: Tim Roberts <timclayroberts@insightbb.com>
Cc: ShareholderProposals <shareholderproposals@sec.gov>, "Ronald O. Mueller" <RMueller@gibsondunn.com>, lori zyskowski <lori.zyskowski@ge.com>
Subject: Re: JamesJensenGE2015ShareholderProposal

I, James (Jim) Jensen, approve this message.

James (Jim) Jensen

On Wed, Nov 19, 2014 at 11:50 AM, <timclayroberts@insightbb.com> wrote:
Dear Mr. Mueller,

I Tim Roberts am assisting Mr. James Jensen in his shareholder proposal to GE, and have received your letter from Gibson Dunn dated November 7, 2014.

Thank you for your correspondence.

Your method of word counting appears to be in contradiction to commonly used word counting software such as Microsoft Word.

Per numerous telephone messages left to you and Ms Lori Zyskowski:

To synchronize the word counting approaches, please provide the precise number of words that you counted using your counting methodology, so that the correct number of words can be subtracted from the proposal in a timely fashion.

In addition, please find the statement of ownership intent in the correspondence below.

Please include the enclosed shareholder proposal at the 2015 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

Following the protocol of your letter, please respond to this electronic transmittal no later than 14 calendar days from the date you receive this letter.

Dear Mr. Jensen
Please reply to all and type "I approve this message" to provide yet additional electronic stamping of this correspondence.

Kind regards

Tim Roberts

CC Lori Zyskowski

GIBSON DUNN

EXHIBIT F

From: Martin Harangozo ***FISMA & OMB MEMORANDUM M-07-16***
Date: November 7, 2015 at 2:31:15 PM EST
To: <brackett.denniston@ge.com<mailto:brackett.denniston@ge.com>>, <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>, <shareholderproposals@sec.gov<mailto:shareholderproposals@sec.gov>>
Subject: Harangozo2015
Reply-To: Martin Harangozo ***FISMA & OMB MEMORANDUM M-07-16***

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the proxy for voting at the GE 2016 shareholder meeting.

I have sufficient shares to submit a proposal in my 401K account held with the company. As in previous years, you can confirm this.

I intend to hold my shares until the end of the GE 2016 annual shareholder meeting.

Kind regards

-Martin Harangozo

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL

Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

Shareholders during the same time are **down 55%**.



One Dollar:
Shareholder Vs Immelt
30
25
20
15
10
5
0
1
0.5
25.6
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)

DE = 25 **Very High**
45% Drop (9/11/01- 9/26/2014)

DE = 1 **Very Low**
92% Gain (9/11/01- 9/26/2014)

DE = 0 (2-3-2004) **Perfect!**
480% Gain (9/11/01- 9/26/2014)



General Electric
Johnson & Johnson
Apple
09-11-2001

Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades

From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Thursday, November 5, 2015 1:46 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals@sec.gov; Briggs, Aaron (GE Corporate)
Cc: timclayroberts
Subject: GERobertsProposalSubmitted2015

Dear Mr. Denniston,

Please include the attached shareholder proposal and image in the GE proxy for voting at the 2016 shareholder meeting. The image may be copied in black and white.

Thanks

"Resolved: We request that the Company prepare a report, at reasonable cost, that outlines whether the spirit and letter procedures as published by the company is indeed consistent with company practices regarding two submissions the company made to the SEC . The report is to include a study that discloses if Mr. Jeffrey Immelt reasonably followed this procedure regarding these responses, and if not whether discipline is in order with the possibility of termination https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/robertfredrich020514-14a8.pdf, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf.

The Spirit and Letter advises its readers that concerns submitted will be treated confidentially, and on a need to know basis http://www.ge.com/files_citizenship/pdf/TheSpirit&TheLetter.pdf.

During 2011, GE incurred legal costs and fines of over 200 million dollars as the SEC alleged that GE used a variety of accounting misdeeds in reporting income. During the year 2011 a concern was raised regarding the accounting practices of Mr. Matthew Johnson, General Electric's 2011 Appliance Parts Sourcing Boss. The individual raising the concern, a 21 year company veteran, submitted his concern using proper channels offered by the company.

Elements of the concern including the separation date of the employee raising the concern were submitted to the SEC. This submission was a failed company effort to silence one or more shareholders from making a proxy recommendation. As this involved the company's corporate counsel, it stands to reason that Mr. Immelt was knowledgeable and or complicit in this decision.

Some shareholders have met peacefully, and lawfully discussed the matter concerning Matthew Johnson. After careful and thoughtful review, some shareholders believe that Matthew Johnson used accounting practices not consistent with Generally Accepted Accounting Principles, and, or, failed to use prudence in accounting as recommended in the "Spirit and Letter". Some shareholders found evidence, and believe that the retaliation efforts of Matthew Johnson included following his victim to a church, and falsely accusing the victim of threatening to kill him (MatthewJohnson). Some shareholders believe this last retaliation effort by Matthew Johnson was designed to interfere with the victims religious practices.

The importance of such a study is illuminated by another example of an employee who raised a fire an explosion concern at the Louisville KY appliance facility. His social security number was made public. He was reinstated after a four year legal battle with compensation. Some shareholders believe his case is rare, and that his success was in part due to sworn testimony of a company boss who exclaimed case 3.08-cv-00008-JBC-DW Document 75. Concerns should be received diplomatically without retaliation, retaliation including, publically disclosing data that is promised to be held in strict confidentiality. The fire concerns are interesting to some shareholders as ironically there was a fire at General Electric Appliance Park (see image).

ROBERTS IMAGE



From: timclayroberts@insightbb.com [mailto:timclayroberts@insightbb.com]
Sent: Friday, November 6, 2015 2:49 PM
To: Denniston, Brackett (GE Corporate); ShareholderProposals ; Briggs, Aaron (GE Corporate)
Subject: Fwd: Fredrich2015

Please include the attached shareowner proposal on the proxy for voting at the GE 2016 annual meeting.

Robert Fredrich asked me to send this to you on his behalf.

Tim Roberts

As health care costs increase, claims that lifestyle choices substantially improve health, life and related expenses abound.

Nobel Prize recipient Dr. Otto Heinrich Warburg claims cancer and oxygen have inverse relationship. Johanna Budwig recommended diets to fight cancer. Susan Silberstein, PHD claims healthy diets prevent cancers.

These claims are however controversial. A master data base showing the impact of the best lifestyle choices, which foods and activity resolve specific ailments, all taken under a qualified health care provider, is needed.

While some health ahead encouragement exists at General Electric, the initiatives have been spotty. Mark Shirkness, appliance service leader provided tee shirts with ten commandments for health. Some shareholders who met peacefully and collaborated lawfully believe Mark Shirkness's underling Matthew Johnson, 2011 Appliance Parts Sourcing Boss objected to health ahead. General Electric appliance park medical center made available classification of individuals as normal, overweight, obese and extremely obese depending on height and weight.

An individual, who concurs with the General Electric classifications glanced at Matthew Johnson and corresponded that Matthew Johnson was very obese. Some shareholders believe Matthew Johnson retaliated against those following the health commandments of Mark Shirkness. Some shareholders believe consuming resources promoting health, yet leaving intact a possibly very obese boss with retaliation powers is the height of health ahead hypocrisy.

As shareholders pay health costs, patients suffer health absence, a potential win win opportunity to improve life while saving shareholders thousands per employee exists. Eric Finkelstein PHD, and others, claim very obese people can costs 4944 in added lost work and medical costs. http://www.reuters.com/article/2012/04/30/us-obesity-idUSBRE83T0C820120430. Invested at ten percent for thirty two year career accumulates to a million dollar problem (see image). If Matthew Johnson is very obese with numerous obese dependents throughout his career, he may be the six million dollar man in costs above normal employees.

General Electric can implement the most important six sigma project in history, and become the angel of life.

Thousands of experiments performed on tens of thousands of employees can create a master base of data. All people from the Mengele factory in Gunzburg Germany, to the hideouts in Paraguay, can use this data for numerically supported health options.

This proposal recommends following all applicable laws, and at reasonable cost, permit employees wishing to do so to donate their data, and participate in company sponsored data collection efforts quantifying natural cures, all performed under qualified health professionals.

Possible added Costs of a Very Obese Man (Lost Work + Medical Expenses Growing at 10%)



Cost in Dollars
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 YR
Fredrich Image

Begin forwarded message:

From: ***FISMA & OMB MEMORANDUM M-07-16***
Date: November 9, 2015 at 5:29:45 PM EST
To: <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>
Subject: GE proposal

Mr. James Jensen,

FISMA & OMB MEMORANDUM M-07-16

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2016 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Sincerely,

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

Approximate GE S and P 500 Comparison Since Immelt


~173
100
~63
GE
S and P 500

Jensen Image

RECEIVED

NOV 12 2013

B. B. DENNISTON III

Robert Fredrich

FISMA & OMB MEMORANDUM M-07-16

November 4, 2013

Mr. Brackett Denniston Secretary

General Electric Company 3135 Easton Turnpike

Fairfield, Connecticut 06828

Dear Mr. Denniston

I am the owner of some common shares of General Electric Stock, and respectfully submit the enclosed Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.

I also include my proof of ownership.

I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Robert Fredrich

Robert Fredrich

The shareholders recommend General Electric hire an investment bank to explore the sale of the company.

Reasons

I believe the sale of General Electric would release significantly more value to the shareholders than is reflected in the share price.

General Electrics conglomerate structure is a collection of businesses strung together like a basket of companies in a mutual fund. Former Plastics Chief John Krenicki correctly commented Were not going to be successful with the mutual fund management approach. The company operates several large unrelated lines of business. In my shared opinion the boards capacity to effectively oversee General Electric is severely compromised because outside directors have high profile demanding career obligations elsewhere.

There are routine compromises in the "spirit and letter commitment"

August 2012 General Electric recalled million appliances posing fire hazards. Coincidently months earlier a court ordered General Electric to pay an employee making the employee whole as if the employee was never separated from the company. The separation from the company occurred shortly after reporting that an appliance failed the fire and explosion test.

General Electric used child photography in its unsuccessful four year legal battle against the employee raising fire and explosion appliance concerns.

(Case 3:08-CV-00082-JHM-DW PageID# 1325)

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors.

"General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.

November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 share holders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

The only solution is the sale of the company

R.F.

Timothy Clay Roberts

FISMA & OMB MEMORANDUM M-07-16

September 27, 2015

Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED

OCT 06 2014

B. B. DENNISTON III

Dear Brackett,

I am enclosing a shareholder proposal to be presented for voting at the 2015 shareholder meeting per rule 14a-8. This is on behalf of my fellow shareholder Robert Fredrich. Please see his request enclosed.

For questions, please contact me at:

(502) 648 – 7901

Or send me an e-mail at: timclayroberts@insightbb.com

Sincerely,

Timothy Roberts

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2015 shareholder meeting. "The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

There are routine compromises in the "spirit and letter commitment"

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors."General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 shareholders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

Some shareholders find General Electric could use polish in the area of diversity. In 2011 a court advised General Electric that a sworn affidavit regarding a General Electric boss discussing an employee gives possible rise to racial discrimination, even if General Electric argues otherwise. The General Electric boss exclaimed a racial slur when discussing the employee. The racial slur by the General Electric boss was
Case 3.08-cv-00008-JBC-DW Document 75.

The only solution is an independent board chairman who contributes to oversight.

Neal Renn

FISMA & OMB MEMORANDUM M-07-16

RECEIVED
NOV 1 2 2013
B. B. DENNISTON III

Mr. Brackett B. Denniston III Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston

I respectfully submit the below 414 word Share Owner Proposal to be placed on the GE 2014 proxy for voting as per SEC rule 14a-8.
My shares are held in my 401K plan enabling you to confirm my shares.
I will hold my shares until the end of the 2014 shareholder meeting.

Sincerely,

Neal Renn
11/6/2013

"Resolved: In light of heightened public safety concerns, we request that the Company prepare a report, at reasonable cost, that outlines the current vulnerability and substantial risks of the interim storage of irradiated fuel rods at all GE-designed reactor sites and that proposes measures to reduce those risks. A copy of the report, omitting proprietary and security information should be available to shareholders on request by August 2014.

"Supporting Statement: General Electric remains morally responsible and financially liable for reactors it has designed and sold to utilities, for seeking to secure their radioactive wastes, and for protecting workers and the public into the indefinite future. We believe this study is essential for realistic and responsible security, economic and ethical planning."

The report must include the vulnerability that exists if human error accidental or deliberate is accurately included in the vulnerability and risk analysis.

Current economy pressures employees to falsify completed work pandering to the mood of the boss.

Appliance division, written policy of document retention required employees to certify they completed this procedure discard ding all documents two years old unless there was compelling business or legal reason to keep documents.

Sources familiar with this matter discovered that the Parts Sourcing division, this procedure was not followed for forty eight years yielding approximately fifty thousand documents violating procedure. Moreover an honorable employee completed document retention per written procedure for the first time in forty eight years, reported the violation in 2010, yet was not honored.

Matthew Johnson, 2010 Appliance Parts Sourcing boss presented angry facial expressions. Johnson stated he thought he and Chris completed document retention. Chris was a reference to Christine Waldron who in conjunction with Matthew Johnson were Service Parts Sourcing bosses approximately ten years. Matthew Johnson retaliated against the honorable employee.

Clearly shareholders would not want Matthew Johnson, Christine Waldron or subordinates they intimidated to "lie for the boss" certifying nuclear power plants aircraft engines or appliance safety.

Johnson led saving two million dollars in 2010 with projects that included protocols of raising prices to the tune of six million so that suppliers can generously offer a two million price decrease. Synonymous to approaching a car dealer for a fifty thousand dollar car insisting on paying fifty thousand seven hundred fifty dollars to get a two hundred fifty dollar rebate. The shareholders pay for the nonsense.

Human flaws as these, factored into the vulnerability and risk report could shed more accurate light into realistic and responsible security, economic and ethical planning.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 14, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of James Jensen
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company" or "GE"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from James Jensen (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") adopt a policy requiring that a portion of future stock option grants to senior executives be "performance-based" as described in the Proposal. In addition to the narrative portion of the Proposal, the Proposal contains a full-page "image" consisting of a graph with no labels or units on its axes (the "Image"). In the cover letter to the Proposal, the Proponent stated, "Please include the enclosed shareholder proposal *and image* for voting" (emphasis added).

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

Background

The Proponent submitted the Proposal to the Company via email, which the Company received on November 9, 2015. *See* Exhibit A. The Proposal contained the Image. Accordingly, we sent a deficiency notice on behalf of the Company via overnight mail to the Proponent notifying him of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice," attached as Exhibit B). With respect to the Image, the Deficiency Notice stated as follows:

> Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and a supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The Deficiency Notice was mailed on November 13, 2015, which was within 14 calendar days of the Company's receipt of the Proposal. Tracking information confirms that the Deficiency Notice was delivered to the Proponent on November 16, 2015. *See* Exhibit C.

The 14-day period to respond to the Deficiency Notice expired on November 30, 2015. As of the date of this letter, the Company has not received any other correspondence from the Proponent addressing the deficiency.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials:

- pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation and the Proponent failed to correct this deficiency after proper notice;
- pursuant to Rule 14a-8(i)(2) because the Proposal would cause the Company to violate Rule 304(e) of Regulation S-T;
- pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Violates The 500-Word Limitation And The Proponent Failed To Correct This Deficiency After Proper Notice.

A. Rule 14a-8(d) Authorizes Shareowner Proposals And Supporting Statements Subject To An Aggregate Limitation Of 500 Words.

Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement" for purposes of the 500-word limitation. *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14"). On numerous occasions the Staff has concurred that a company may exclude a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal violated the 500-word limitation. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words); *see also Danaher Corp.* (avail. Jan. 19, 2010); *Pool Corp.* (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail. July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal exceeded the 500-word limitation).

The history of Rule 14a-8 reveals the SEC's intent that shareowner proposals and supporting statements allow for shareowner proponents to express their views in a company's proxy materials only within reasonable parameters and subject to reasonable limitations. Shareowner proponents have in the past attempted to circumvent the word-limit constraint. In 1971, at a time when the Rule's word limit applied only to a proponent's supporting statements but not to the proposal itself, the SEC amended the rule to clarify that "any statements in the text of a proposed resolution which are in effect arguments in support of the proposal are to be considered a part of the supporting statement and subject to the 200-word limitation," noting that shareowners would often "include a preamble or series of 'whereases' which ... appear to be an attempt to circumvent" the word limit. *See* SEC Release No. 34-9432 (avail. Dec. 1971). In 1983, the SEC amended Rule 14a-8 to apply an overall 500-word limit applicable to both the shareowner proposal and supporting statement. *See* SEC Release No. 34-30091 (avail. Aug. 1983) ("A proposal and its supporting statement in the aggregate shall not exceed 500 words.") This aggregation was not intended to increase the number of words available to proponents with respect to their proposals. *See* SEC Release No. 34-19135, page 10 (avail. Oct. 1982).

B. Rule 14a-8 Does Not Permit The Inclusion of Images In Shareowner Proposals Or Supporting Statements.

Rule 14a-8(d) states that "[t]he proposal, including any accompanying supporting statement, may not exceed 500 words." Rule 14a-8 grants specific and limited rights to shareowners to include a proposal and supporting statement in a company's proxy statement. Absent Rule 14a-8, the Company's shareowners would have no right to include their proposals or supporting statements in the Company's proxy statements.

Rule 14a-8 authorizes shareowner proposals and supporting statements that are limited to 500 words in the aggregate, and does not authorize shareowners to include images. Allowing shareowners to include images would permit shareowners to circumvent the purpose of the 500-word limitation by, for example, submitting innumerable graphs and images that the proponent believed relevant to its views. In fact, the Company this year received four shareowner proposals that included images, one of which consisted of a color photograph and another "image" which consisted of four graphs and numerous emojis.[1]

We are aware that in *Ferrofluidics Corp.* (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that

[1] *See* No-action requests submitted with respect to shareowner proposals submitted in the name of (i) Tim Roberts (originally submitted with a referenced "image" of a burning building), (ii) Martin Harangozo (originally submitted with a referenced "image" consisting of numerous graphs, emojis and text), and (iii) Robert Fredrich (originally submitted with a graph).

Rule 14a-8 "only imposes a limitation on the number of words, and provides no basis for equating graphic presentations to words." We respectfully believe that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14a-8(d). As discussed above, Rule 14a-8 is an authorizing provision; absent its express terms, shareowners have no right to include any disclosure in the Company's proxy statement. Therefore, we respectfully believe that the proper inquiry should not be whether Rule 14a-8 imposes a limitation on a shareowner's ability to include an image in a company's proxy statement; it should instead have focused on whether Rule 14a-8 authorizes inclusion of an image in a company's proxy statement.

Moreover, the Staff's holdings in subsequent no-action letters directly contradict the Staff's statements in *Ferrofluidics*. Contrary to the Staff's statement in *Ferrofluidics*, in more recent no-action letters the Staff has not viewed graphs and images as unregulated under Rule 14a-8. For example, in *Aetna Life & Casualty Co.* (avail. Jan. 18, 1995), the Staff concurred in the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the proponent attempted to circumvent the 500-word limit by using charts and graphs. *See also American Express Co.* (avail. Jan. 18, 1995) (concurring with the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the company argued that the proponent's initial "proposal and supporting statement well exceed the 500-word limit: the proposal and support consists of over 4 pages of single spaced charts and verbiage") and *General Electric Company* (avail. Dec. 9, 2014) (concurring with the exclusion of a proposal under Rule 14a-8(d) where the proponent's proposal exceeded 500 words including words, numbers and symbols on an accompanying graph). Thus, other than *Ferrofluidics*, we are not aware of any shareowner proposal that contains a graphic or image and has not been properly excluded pursuant to Rule 14a-8.

Here, the Proponent has presented a test case as to whether shareowners may circumvent Rule 14a-8(d) by submitting the Image for inclusion in the Company's proxy statement. Nevertheless, because (1) 14a-8(d) allows only for the inclusion of words and does not authorize the inclusion of images in shareowner proposals and supporting statements and (2) the Proposal contains the Image, which was not removed within 14 days after receipt of the Deficiency Notice in accordance with Rule 14a-8(f)(1), the Proposal is properly excludable under 14a-8(d).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because It Would Cause The Company To Violate Rule 304(e) Of Regulation S-T Under The Federal Securities Laws.

Rule 14a-8(i)(2) permits a company to exclude a shareowner proposal if implementation of the proposal would "cause the company to violate any state, federal or foreign law to which it is subject." On a number of occasions the Staff has concurred that a company may exclude a shareowner proposal under Rule 14a-8(i)(2) because the proposal violated the federal securities laws. *See, e.g., Gannett Co. Inc.* (avail. Feb. 22, 2012) (permitting the exclusion of a proposal under Rule 14a-8(i)(2) where the company argued that implementation of the proposal would cause the company to violate the federal securities laws); *Alaska Air Group Inc.* (avail. Mar. 11, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(2) where the company argued that implementation of the proposal would cause the company to violate the anti-waiver provision of Section 29 of the Exchange Act).

Per the Proponent's instructions, the Proposal includes the Image, which if included would violate Rule 304(e) of Regulation S-T. Thus, if notwithstanding the limitation under Rule 14a-8(d) that authorizes shareowners to include a proposal and supporting statement that "may not exceed 500 words," the Staff determines that the Company would be required to include the Image in its proxy statement, per the Proponent's instructions and submission, then the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2) because the Proposal would cause the Company to violate its obligations under Rule 304(e) of Regulation S-T.

Rule 304(e) of Regulation S-T specifies that "filers may not present in a graphic or image file information such as text or tables that users must be able to search and/or download...." In its Compliance and Disclosure Interpretation on Regulation S-T, Question 118.01, posted January 23, 2015, the Staff stated that this requirement applies to "all information that the filer is *required* to include in the particular filing" (emphasis added). Thus, if the Company is required to include a shareowner's graphic or image file in its proxy statement pursuant to Rule 14a-8, "users must be able to search and/or download [that information] into spreadsheet form." Further, the Staff noted that "with regard to required disclosures, a filer may present required information using graphics that are not text-searchable and still comply with Rule 304(e) if the filer also presents the same information as searchable text or in a searchable table within the filing."

The Image contains a graph that conveys numeric information to the Company's shareowners, but the Image is not text searchable and the Proposal does not present the same information contained within the Image as searchable text or in a searchable table. Accordingly, including the Image and the Proposal in the Company's Schedule 14A filing would cause the Company to violate Rule 304(e) of Regulation S-T. Therefore, the Proposal may be properly excluded from the Company's 2016 Proxy Materials pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. The Proposal Relies Upon a Vague and Indefinite Standard.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareowners voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareowner proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareowners voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (avail. Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (avail. Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"). Similarly, the Staff has concurred, on numerous occasions, that a shareowner proposal was sufficiently misleading so as to justify its exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareowners voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Of particular note, the Staff has concurred in the exclusion of proposals requesting specific changes to executive compensation programs, when the operation of the requested changes is vague. *See PepsiCo, Inc. (Steiner)* (avail. Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and . . . as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (proposal requesting specified changes to senior executive compensation excludable because "in applying this particular proposal to GE, neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives").

Here, the Proposal specifies three elements of an executive compensation program that the Proposal requests the Board to implement:

- That "some portion of future stock option grants to senior executives shall be performance-based."
- That for purposes of implementing the requested program, "Performance-based stock options" are defined as "1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target."
- That "[t]he index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement."

The Proposal is vague and misleading because, in the context of "indexed options, whose exercise price is linked to an industry index," it is unclear what or how the Company would establish an index that is "set to achieve new ambitious performance goals," as required by the Proposal. While one part of the Proposal thus states that "performance-based stock options" mean options with an exercise price that is tied to an industry index, and thus is measured relative to the industry index so that the option is "in the money" only if the Company's stock price outperforms the industry index, the last part of the Proposal states that the index must be pegged to an "ambitious performance goal," and thus contemplates some criteria that must be achieved other than relative performance compared to an industry index. Similarly, the Proposal is vague and misleading in specifying that "market price" is "to be set to achieve new ambitious performance goals." This phrase is ambiguous because the Proposal defines a "performance-based stock option" to be one where the "exercise price" is set above the market price on the date of grant. Thus, it is unclear what the Proposal is referring to in the following sentence where it requires that "market price [be] set to achieve new ambitious performance goals."

As with the precedent cited above, the Proposal sets forth specific standards for "performance-based stock options" that would be required under the Proposal, but then has vague, ambiguous and conflicting descriptions of how those standards are to be satisfied. As with the proposals in *PepsiCo* and *Boeing*, shareowners and the Company would thus be unable to determine with any reasonable certainty exactly what actions or measures the proposal requires. Thus, the Proposal is excludable under Rule 14a-8(i)(3) because it relies upon a vague and indefinite standard.

B. The Image Referenced In The Proposal Is Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

In this regard, the Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that contain statements that are false or misleading. *See, e.g., Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

The Proposal contains false and misleading information in its accompanying Image. The Image, entitled "Approximate GE S and P 500 Comparison Since Immelt," purports to show relative performance of the Company's stock since Jeffrey R. Immelt became the Company's CEO. The Image is referenced in the text of the Proposal and supporting statement:

> More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image).

The Image does not contain any labels or units on its axes, and thus is quite ambiguous. Based on the title text of the Image, it is possible that the proponent is attempting to display a graph of the Company's stock price performance as compared with the price performance of the S&P 500 stock index, normalized to 100 as of the date Mr. Immelt was appointed as the Company's CEO and extending to the current date. However, given the lack of description, a shareowner would be unable to determine the intended period or intended meaning of the graph with any degree of certainty.

Even if, for the sake of argument, one assumed that the graph is intended to show the stock price performance of $100 invested in GE stock and in the S&P 500 for the term of Mr. Immelt's service as CEO, the Image would nonetheless be materially false and misleading in violation of Rules 14a-8(i)(3) and 14a-9. Mr. Immelt became CEO of the Company on September 7, 2001, and the proponent submitted the Proposal on November 9, 2015, which we will assume is the business day after the end date depicted in the Image. Assuming this is what is intended to be presented by the Image, the Image indicates that a hypothetical investor who invested in the S&P 500 index for the duration of the assumed period would have realized a capital gain of approximately 73%, and an investor who instead invested in GE stock would have realized a capital loss of approximately 37% over the assumed period.

However, measuring the value of such investment on a total return basis, assuming dividend reinvestment (the same basis required for registrants to include stock price performance graphs in their periodic reports under Item 201(e) of Regulation S-K), GE would have delivered a positive return over the assumed period. *See* Exhibit D. Thus, the Image is materially false and misleading because it shows a negative return, whereas an investor in GE stock during the same period would have seen a positive return.

As such, the Proposal is excludable under Rule 14a-8(i)(3) because the lack of labels or units on the axes cause the graph in the Image to be so ambiguous as to be false and misleading, and even if such information is assumed using reasonable assumptions, the Image's data would nonetheless be materially false and misleading in violation of Rule 14a-9.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareowner proposal "if the company would lack the power or authority to implement the proposal." The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(6) of shareowner proposals that seek company action based on a reference to performance goals that are unduly vague. For example, in *Philip Morris Cos. Inc.* (avail. Feb. 25, 1998), the Staff considered a proposal that called for the company's board to "create a formula linking future executive compensation packages to compliance with federally-mandated decreases in teen smoking." The company argued in its no-action request that it lacked the power or authority to implement the proposal because, even though the company had entered into a memorandum of understanding with other companies to support the adoption of federal legislation that would incorporate features of the proposal, no federal legislation yet existed, and the goals provided by the memorandum of understanding were industry-wide goals and not intended to be company specific. In concurring that the proposal could be excluded under the predecessor to Rule 14a-8(i)(6), the Staff stated: "The staff notes in particular the Company's representation that the goals set forth in the proposed global settlement agreement are directed at the whole tobacco industry, not individual companies; it is therefore unclear what specific standards the Company would have to meet." *See also RJR Nabisco Holdings Corp.* (avail. Feb. 25, 1998) (concurring with the exclusion of a similar proposal because compensation would have to be tied to the achievement of industry-wide goals).

In this case, like in *Philip Morris* and *RJR Nabisco Holdings*, the Company lacks the power to implement the Proposal because of the vague nature of the Proposal. Specifically, there is no indication in the Proposal of what "ambitious performance goals" are to be met in the structuring and granting of executive stock options, and what "previous achievements" are to be "further advanced." It is beyond the Company's power to structure and grant stock options based on performance factors when such factors are never defined and no indication is given as to how such factors could or should be defined.

Because the factors that the Company is requested to assess are unknown, the Company lacks the power to implement the Proposal, and the Proposal is therefore excludable pursuant to Rule 14a-8(i)(6).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will recommend no enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(d), Rule 14a-8(f)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Brian Sandstrom, the Company's Counsel, Corporate, Securities and Finance, at (203) 373-2671.

Sincerely,

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP

Enclosures

cc: Brian Sandstrom, General Electric Company
James Jensen

GIBSON DUNN

EXHIBIT A

Begin forwarded message:

From: devereauxjensen ***FISMA & OMB Memorandum M-07-16***
Date: November 9, 2015 at 5:29:45 PM EST
To: <aaron.briggs@ge.com<mailto:aaron.briggs@ge.com>>
Subject: GE proposal

Mr. James Jensen,

FISMA & OMB Memorandum M-07-16

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the enclosed shareholder proposal and image for voting at the 2016 GE shareholder meeting per rule 14a-8. I intend to continue holding the required number of Company shares through the date of the Company's 2016 Annual Meeting of Shareowners.

Sincerely,

James Jensen

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.

Approximate GE S and P 500 Comparison Since Immelt


~173
100
~63
GE
S and P 500
Jensen Image

GIBSON DUNN

EXHIBIT B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 13, 2015

VIA OVERNIGHT MAIL

James Jensen

FISMA & OMB Memorandum M-07-16

Dear Mr. Jensen:

I am writing on behalf of General Electric Company (the "Company"), which received on November 9, 2015 the shareowner proposal you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and any supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brian Sandstrom at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Mr. Sandstrom at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact Mr. Sandstrom at (203) 373-2671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Brain Sandstrom

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Pages 27 through 28 redacted for the following reasons:

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